

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

Via E-mail
Paula A. Johnson
General Counsel
Phillips 66 Partners LP
3010 Briarpark Drive
Houston, TX 77042

> **Re:** **Phillips 66 Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 6, 2013**
> **File No. 333-187582**

Dear Ms. Johnson:

We have reviewed your response letter dated May 6, 2013, as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed May 6, 2013

General

1.   On May 13, 2013, you filed a confidential treatment request with regard to omitted portions of certain of the exhibits to your registration statement. We will issue in a separate letter any comments related to that request. We will not be in a position to grant a request for accelerated effectiveness for the registration statement until all outstanding issues, including the request, have been resolved.

Management, page 122

Compensation of Our Officers and Directors, page 126

2.   We note your response to comment 15 from our letter to you dated April 25, 2013, and we reissue that comment in part. Mr. Liberti was paid $284,422 in performance shares by Phillips 66 for work performed for your partnership in 2012, and the present value of his pension plan increased by $190,332 during this period. Please provide the information Items 402(d), (f), and (h) of Regulation S-K require, or explain to us why you omit that information.

Conflicts of Interest and Duties, page 140

Conflicts of Interest, page 140

3.   We note the revisions you made in response to comment 16 from our letter to you dated April 25, 2013, and we have the following additional comments:

- The penultimate sentence at the bottom of page 140, listing certain factors that may be considered, is unclear as written. Please revise to clarify.

- At the top of page 141, you indicate that the general partner may "approve a matter that the conflicts committee has previously declined to approve" if the "scope of authority" granted to the conflicts committee so permits. Revise to explain further how the board determines the "scope" in each case, and discuss the types of situations where such contrary action by the general partner would be permitted. It is unclear what purpose the conflicts committee would serve in such situations.

4.   We reference the language at the top of page A-57 from Section 7.9 of your partnership agreement at Appendix A. Expand the related disclosure in the "Conflicts of Interest" section of the prospectus to make clear that the general partner shall be entitled "to make such determination free of any duty or obligation whatsoever to the Partnership or any Limited Partner" and that it shall not "be required to act in good faith or pursuant to any other standard or duty imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity."

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. William N. Finnegan IV